SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

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FAIRMONT HOTELS & RESORTS INC.

(Name of Subject Company)

__________________________

FAIRMONT HOTELS & RESORTS INC.

(Name of Person(s) Filing Statement)

__________________________

Common Shares, without nominal or par value (including the associated Rights to purchase Common Shares)

(Title of Class of Securities)

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305204109

(CUSIP Number of Class of Securities)

__________________________

Terence P. Badour, Esq.

Executive Vice President, Law and Administration

Fairmont Hotels & Resorts Inc.

Canadian Pacific Tower, Ste 1600

100 Wellington Street W.

Toronto, Ontario M5K 1B7

Canada

(416) 874-2600

(Name, Address and Telephone Number of Person authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

__________________________

With copies to:

G. Blair Cowper-Smith Esq. Phillip C. Moore, Esq. McCarthy Tétrault LLP Toronto, Dominion Bank Tower, Suite 4700 Toronto, Ontario M5K 1E6 Canada (416) 362-1812	Morris J. Kramer, Esq. David J. Friedman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Fairmont Hotels & Resorts Inc. ("Fairmont") with the Securities and Exchange Commission on December 22, 2005, as amended by Amendment No. 1 to Schedule 14D-9 filed by Fairmont with the Commission on December 23, 2005 (as amended, the "Statement") relating to the tender offer by Icahn Partners LP and Icahn Partners Master Fund LP (collectively, the "Offeror") disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO") initially filed by Offeror with the Securities and Exchange Commission (the "Commission") on December 9, 2005, to purchase up to 29,648,400 Common Shares of Fairmont at a purchase price of $40.00 per Common Share (the "Offer Price").

Item 4. The Solicitation or Recommendation.

Item 4 is amended and supplemented by adding the following information:

The Global Hotel and Casino Unsolicited Take-overs Premium figure noted as 40% in the Precedent Take-over Premiums chart on page 8 of the Directors's Circular, is deleted and replaced with 39%.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Item 5 is amended and supplemented by adding the following information:

Each of UBS Securities LLC, Avington International and Scotia Capital Inc. were retained to render financial advisory services to the Board and the Special Committee in connection with the analysis and consideration of, and response to, the Icahn Offer for a period of 12 months commencing December 21, 2005. Fairmont will pay the financial advisors the following fees (which are aggregate fees to be split among the financial advisors): (i) if a change of control occurs (i.e., a person becomes the owner of 40% of the outstanding Fairmont Shares) (other than an Icahn partial take-over bid), fees up to a maximum of 1.20% of Fairmont's enterprise value (i.e., total market capitalization on a fully diluted basis less cash and equivalents plus debt and convertible debt), depending on the per share consideration received in such transaction or (ii) if a change of control transaction does not occur prior to June 30, 2006, fees up to a maximum of $12 million, depending on the value of the average closing price of the Fairmont Shares on the NYSE for the 30 calendar day period ending on July 31, 2006. Each financial advisor will receive an "opinion" fee of $2 million for its initial opinion referred to in the Schedule 14D-9 and a further fee of $500,000 for any subsequent opinion, which amounts will be credited against the fees described in the preceding sentence.

Fairmont will also reimburse each financial advisor for its reasonable out-of-pocket expenses. Fairmont granted each of the financial advisors a right of first refusal for a period ending six months after the expiry of the term of the engagement to act as Fairmont’s financial advisor, on a non-exclusive basis, on certain alternative transactions that result from Fairmont’s examination of strategic alternatives. Fairmont has agreed to indemnify each of the financial advisors against certain liabilities arising out of or in connection with their engagement.

In the event that any of the financial advisors provide financing to any of the third parties that are in discussions with Fairmont regarding a possible alternative to the Icahn Offer, such financial advisor may also be entitled to receive additional fees from such third parties in connection with the provision of such financing.

Item 6. Interest in Securities of the Subject Company.

Item 6 is hereby amended and supplemented by adding the following information:

During the 60-day period preceding the date of the initial Schedule 14D-9 filing, pursuant to a normal course issuer bid, Fairmont purchased an aggregate of 300,400 Shares, as described below:

Trade Date	Shares Acquired	$CDN Price per Share	$ US Price per Share	Cumulative Shares Acquired
October 28, 2005	50,000	$37.3137	$31.6980	50,000
October 31, 2005	50,000	$38.1276	$32.3093	100,000
November 1, 2005	49,100	$38.8384	$33.0048	149,100
November 2, 2005	50,000	$39.6240	$33.5734	199,100
November 3, 2005	36,300	$40.6553	$34.4025	235,400
November 4, 2005	50,000	$41.4080	$35. 0601	285,400
November 7, 2005	15,000	$42.1925	$35.4543	300,400

Item 9. Exhibits.

Item 9 is amended and supplemented by adding thereto:

(a)(4) Revised Consent of UBS Securities LLC

(a)(5) Revised Consent of Avington International.

(a)(6) Revised Consent of Scotia Capital Inc.

(a)(7) Revised Opinion of UBS Securities LLC

(a)(8) Revised Opinion of Avington International

(a)(9) Revised Opinion of Scotia Capital Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FAIRMONT HOTELS & RESORTS INC.

By:	/s/ Terence P. Badour
Name:	Terence P. Badour
Title:	Executive Vice President, Law and Administration

Date: January 6, 2006

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(4)	Revised Consent of UBS Securities LLC
(a)(5)	Revised Consent of Avington International
(a)(6)	Revised Consent of Scotia Capital Inc.
(a)(7)	Revised Opinion of UBS Securities LLC
(a)(8)	Revised Opinion of Avington International
(a)(9)	Revised Opinion of Scotia Capital Inc.